Exhibit 99.1

For more information, contact: Frank M. Jerneycic

Learning Care Group, Inc.

21333 Haggerty Road, Suite 300

Novi, MI 48375

248-697-9000

LEARNING CARE GROUP, INC. REPORTS

IMPROVED OPERATING RESULTS FOR THE SECOND QUARTER OF FISCAL 2005

NOVI, MI, November 29, 2004 – Learning Care Group, Inc. (NASDAQ: LCGI) today announced operating results for the 12 weeks (second quarter 2005) and 28 weeks (year to date) ended October 15, 2004. Continued strong comparable center revenue (centers opened 18 months or longer) and improved operating results highlighted the Company’s second quarter 2005.

Net revenue for second quarter 2005 increased $3.4 million, or 7.6%, from the same period last year to $48.2 million, contributing to a $7.6 million, or 7.1% increase and $114.7 million total for year to date 2005. Comparable center revenue increases, achieved through a combination of increased tuition rates and enrollments, drove the net revenue growth. Childtime achieved comparable revenue increases of 5.0% and 4.8% for the quarter and year to date 2005, respectively. Tutor Time achieved comparable revenue increases of 6.7% for both the quarter and year to date 2005.

Franchise Operations revenues, which consisted primarily of royalties, increased $0.2 million, or 11.9%, from the same period last year to $1.5 million, bringing the year to date total to $3.9 million, a 19.7% increase from the same period last year. The increase in Franchise Operations revenues is a result of royalties generated from revenue increases experienced by the Company’s franchisees. Tutor Time franchisee-owned centers achieved comparable center revenue increases of 6.2% and 7.7% for the quarter and year to date 2005, respectively. Revenues of franchisee-owned centers increased 4.5% to $28.2 million for second quarter 2005. The second quarter increase in franchisee revenue was less than the comparable center increase because of the Company’s purchase of eight franchisee centers during the quarter. Year to date 2005 revenues of franchisee-owned centers totaled $69.0 million, an increase of 8.4% from the same period last year.

Second quarter systemwide sales, which include revenues from franchisee-owned and Company-owned centers, grew to $74.9 million, an increase of 6.4% from the same period last year, bringing the year to date total to $179.9 million, an increase of 7.4% from the same period last year.

Gross profit for second quarter 2005 increased $1.0 million, or 24.5%, from the same period last year to $5.2 million. This increase consisted of a $0.8 million increase in Learning Center Operations gross profit and a $0.2 million increase in Franchise Operations gross profit. Gross profit for year to date 2005 increased $2.4 million, or 19.8%, from the same period last year to $14.6 million. This increase consisted of a $1.8 million increase in Learning Center Operations gross profit and a $0.6 million increase in Franchise Operations gross profit. For second quarter and year to date 2005, the increase in Learning Center gross profit was primarily a result of revenue increases and decreases in personnel expenses as a percentage of net revenue resulting from improved labor efficiencies. The increase in Franchise Operations gross profit was the result of increased revenue.

Operating loss for second quarter 2005 decreased $0.6 million from the same period last year to ($0.4 million). The improvement was primarily attributable to the increase in gross profit of $1.0 million, offset by increases in general and administrative expenses ($0.1 million) and provision for doubtful accounts ($0.3 million). Operating income for year to date 2005 improved $1.9 million from the same period last year to $1.5 million. The improvement was primarily attributable to the increase in gross profit of $2.4 million and a gain on sale of assets of $0.7 million, offset by increases in general and administrative expenses ($0.7 million), provision for doubtful accounts ($0.3 million), and depreciation and amortization ($0.2 million).

Net loss decreased to ($0.9 million) for second quarter 2005, compared to a net loss of ($1.6 million) for the same period last year. The second quarter improvement was primarily attributable to the increase in operating income of $0.6 million. Year to date 2005 net income improved to $0.0 million, compared to a net loss of ($1.8 million) for the same period last year. The year to date improvement was primarily attributable to the increase in operating income of $1.9 million.

Second quarter 2005 loss per share was ($0.05) on a basic and diluted basis as compared to ($0.08) on a basic and diluted basis for the same period last year. Year to date 2005 income per share was $0.00 on a basic and diluted basis as compared to a per share loss of ($0.11) on a basic and diluted basis for the same period last year.

Bill Davis, President and Chief Executive Officer commented, “The investments we have made in staff training, center maintenance and our increased focus on enrollments are paying off with comparable center revenue increases of 5.0% for Childtime and 6.7% for Tutor Time. We are very pleased with our continued year over year performance improvements, particularly in the difficult summer months. We are meeting our plan and expect to be profitable for the balance of the year.”

Selected Income Statement Data (In thousands, except per share data)

	12 Weeks Ended		28 Weeks Ended

	October 15, 2004	October 10, 2003	October 15, 2004	October 10, 2003

Revenue, net	$48,203	$44,781	$114,727	$107,078

Gross profit	$5,211	$4,184	$14,613	$12,196

Operating loss	$(419)	$(1,012)	$1,492	$(371)

Net income (loss)	$(924)	$(1,553)	$33	$(1,823)

Basic and diluted income	$(0.05)	$(0.08)	$0.00	$(0.11)
(loss)
per share

Selected Balance Sheet Data (in thousands)

	October 15, 2004	April 2, 2004

Total Current Assets	$14,786	$16,191

Total Assets	$85,953	$85,619

Total Current Liabilities	$32,269	$28,133

Total Liabilities	$48,854	$48,613

Shareholders’ Equity	$37,099	$37,006

About Learning Care Group, Inc.

Learning Care Group, Inc. is the parent company of Tutor Time Child Care/Learning Centers and Childtime Learning Centers. As one of the nation’s premier child care providers, the Company has grown into a network of 466 centers, including operations in 27 states and internationally. For more information on the Learning Care Group please call 248-697-9000 or visit www.learningcaregroup.com.

Statements included herein that are not historical facts are forward-looking statements pursuant to the safe harbor provisions of the Private/Securities Litigation Reform Act of 1995. Forward-looking statements, including beliefs of future profitability, involve a number of risks and uncertainties, including, but not limited to, continuation of federal and state assistance programs, demand for child care as well as general economic conditions, pricing and competition. Accordingly, actual results could differ materially from those projected in such forward-looking statements.